SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: January 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X          Form 40-F
                                ---                   ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                 No  X
                               ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated January 29, 2003, in connection with the Company's completion of a CDN$10 million debt financing transaction.

News Release

For immediate release

                        WORLD HEART CORPORATION COMPLETES
                              $13,000,000 FINANCING

OTTAWA, Ontario - January 29, 2003 - (TSX: WHT, OTCBB: WHRTF) - World Heart Corporation ("WorldHeart" or the "Corporation") today announced the completion of a CDN$10 million debt financing transaction. Today's closing announcement is incremental to the previously disclosed CDN$3 million private equity placement for a total transaction value of CDN$13 million.

The CDN$10 million debt transaction was led by Argosy Bridge Fund L.P. I (The Bridge Fund(TM)) and consists of a senior loan totaling CDN$7 million of which The Bridge Fund(TM) loaned CDN$5 million and a subordinated loan of CDN$3 million. The loans will mature on July 31, 2003 and include a total of 3,000,000 warrants, each exercisable into one WorldHeart share for a period of five years at a price of $1.60 per share.

WorldHeart intends to use the proceeds of this transaction to fund sales and marketing expenses relating to its Novacor(R) LVAS, continue funding the development of its optimized HeartSaverVAD(TM), to repay an outstanding CDN$2 million credit facility and for general corporate and operating purposes. The credit facility was entered into in December 2002 and included 200,000 warrants, each exercisable into one WorldHeart share for a period of five years at a price of $1.30 per share.

"Our strategy was to secure adequate near-term operating funding while at the same time limit future dilution to our shareholders," says WorldHeart Chief Financial Officer Ian Malone. "We believe we accomplished this by structuring the transaction through a combination of debt and equity. Continued delivery of both product and capital market milestones should allow us to complete a subsequent capital transaction on more favorable terms than have recently been available to us."

Michael Boyd, Managing Partner of The Bridge Fund(TM) concurs. "We were being quite selective as to which company would be our first investment. We set up The Bridge Fund(TM) in order to fund situations where we perceive there to be an under-recognized enterprise value and where the company believes that new equity would be either too expensive or too slow. We view WorldHeart as having both a world-leading product in Novacor(R) LVAS and a world-leading development team. If WorldHeart is correct that their share price going into this transaction was undervalued and they are able to benefit from an extended period of time during which to complete a transaction on better terms, then the use of The Bridge Fund(TM) will have accomplished what it was set up to do."

                                                                           .../2

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

About The Bridge Fund(TM)
The Bridge Fund(TM) is a Canadian limited partnership funded by several large institutional investors and individual investors. Established to fill the gap between senior debt (operating and term facilities) and subordinated or mezzanine debt, The Bridge Fund(TM) provides short-term, high yield financing to companies whose "going concern" value exceeds their conventional credit criteria. The General Partner of The Bridge Fund is Argosy Bridge Management Inc., a private company owned by Michael Boyd and Argosy Partners Ltd. The Bridge Fund(TM) website is www.bridgefund.com.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:

Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995
(510) 563-4995
communications@worldheart.com

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


Date: January 29, 2003                  By:      /s/  Ian Malone
                                           -------------------------------------
                                           Name:   Ian Malone
                                           Title:  Vice President Finance and
                                                   Chief Financial Officer